Filed by Tyco International Ltd. pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Brink’s Home Security Holdings, Inc.

Commission File No.: 1-34088

January 19, 2010

Dear ADT Authorized Dealers,

We are pleased to inform you that ADT’s parent company, Tyco International Ltd., has announced its plan to acquire Broadview Security. With sales exceeding $500 million, Broadview (formerly known as Brink’s Home Security) has 1.3 million customers across the U.S. and Western Canada. Adding Broadview to our portfolio means that ADT will be an even stronger partner for our dealers and customers as we leverage its best practices and experienced talent.

ADT has a long history of operating a dealer program along with its direct sales channel, and we plan to continue using this dual go-to-market strategy. The dealer network is a very valuable and important channel used by both ADT and Broadview in generating new accounts. Until the acquisition is completed, the ADT and Broadview dealer programs will continue to be operated separately. After the completion of the acquisition, it is our intention to combine them into one integrated program.

This transaction is subject to customary regulatory and Brink’s Home Security Holdings shareholder approvals so it is difficult to say when it will be finalized, but we are targeting April to September 2010 for closing. Please keep in mind that until the acquisition is completed, we will continue to operate as separate companies. Therefore, it is important for both you and Broadview dealers to continue to operate as competitors in the marketplace, just like always!

We are committed to communicating with you as we go through the process of bringing the two companies together. In the meantime, please refer to the attached document for important information about proper procedures during this time period. If you have any questions, please contact your ADT Regional Dealer Director.

/s/ Steve Gribbon	/s/ JD Keller
Steve Gribbon	JD Keller
Group Vice President,	Vice President,
Residential & Small Business	Authorized Dealer Programs
ADT North America	ADT North America

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction involving Tyco and Brink’s Home Security Holdings (operating as Broadview) will be submitted to the shareholders of Brink’s Home

Security Holdings for their consideration. In connection with the proposed merger, Tyco will file with the SEC a registration statement on Form S-4 that will include a proxy statement of Brink’s Home Security Holdings that also constitutes a prospectus of Tyco. The definitive proxy statement/prospectus will be mailed to shareholders of Brink’s Home Security Holdings. INVESTORS AND SECURITY HOLDERS OF BRINK’S HOME SECURITY HOLDINGS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC by Tyco and Brink’s Home Security Holdings through the Web site maintained by the SEC at www.sec.gov. Free copies of the registration statement and the proxy statement/prospectus (when available) and other documents filed with the SEC can also be obtained by directing a request to Investor Relations Department, Tyco International Management Company, 9 Roszel Road, Princeton, New Jersey 08540, or at Tyco’s Web site at http://investors.tyco.com/, under the heading “Investor Relations” and then under the heading “SEC Filings”.

Tyco, Brink’s Home Security Holdings and their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Tyco’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended September 25, 2009, filed with the SEC on November 17, 2009, and its proxy statement for its 2010 annual meeting of shareholders, filed with the SEC on or about January 15, 2010. Information regarding Brink’s Home Security Holdings’ directors and executive officers is set forth in Brink’s Home Security Holdings’ proxy statement for its 2009 annual meeting, filed with the SEC on April 7, 2009. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.